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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed  pursuant to Section  16(a) of the  Securities  Exchange  Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[ ] Check this box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

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1. Name and Address of Reporting Person

     Sullivan            Fred                    R.
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   (Last)               (First)                 (Middle)

     767 Fifth Avenue
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                                       (Street)
      New York             NY                    10153
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   (City)               (State)                 (Zip)


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2. Issuer Name and Ticker or Trading Symbol


   Richton International Corporation
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3. IRS or Social Security Number of Reporting Person (Voluntary)

    ###-##-####
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4. Statement for Month/Year

    October 2000
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5. If Amendment, Date of Original (Month/Year)


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6. Relationship of Reporting Person to Issuer
   (Check all applicable)

   [ x ]   Director                             [ x ]   10% Owner
   [ x ]   Officer (give title below)           [   ]   Other (specify below)

                                Chairman and CEO

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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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Common Stock                                                                                   1,643,197*     I and D     LLC and
                                                                                                                          Trustee
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               *On October 24, 2000 FRS Capital Company, LLC exercised warrants covering
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                236,250 shares.  Since these warrants were previously reported this
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                transaction did not result in a change in the number of shares beneficially
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                owned.
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

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                                                                                                          9.        10.
                                                                                                          Number    Owner-
                                                                                                          of        ship
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    of                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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Explanation of Responses: The aggregate of 1,643,197 shares beneficially owned by Mr. Fred Sullivan at the end of October 2000, as shown in column 5 includes
(i) 40,000 shares acquired pursuant to and subject to restricted stock grants dated December 1, 1998 and August 9, 1999 (of which 13,334 shares are now free of restriction). (ii) 95,000 shares directly owned, (iii) 1,139,274 shares owned by a Delware Limited Liability Company (including the 236,250 shares reported herein) (iv) the shares underlying 100,000 warrants-also owned by such limited liability company,(v) 208,923 shares of Common Stock owned by the Franc M. Ricciardi Residuary Trust, of which Mr. Sullivan is sole trustee, and (vi) options to acquire 60,000 shares of Common Stock. The foregoing aggregate number of shares does not include (a) 407,000 shares owned by Fred A. Sullivan-Mr. Sullivan's son, and (b) 27,000 shares owned by Mr. Sullivan's wife, as to each of which Mr. Sullivan disclaims any beneficial ownership.



    BY: /S/ Fred R. Sullivan                               November 8, 2000
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            Fred R. Sullivan                                      Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedures.